ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-156695

Dated July 14, 2010

UBS AG Media Relations Kelly Smith Tel: +1-212-882-5699 www.ubs.com July 14, 2010

Media release

UBS Announces New Natural Gas Exchange Traded Note Linked to the Alerian Natural Gas MLP Index

New York, July 14, 2010 – UBS Investment Bank announced today that it has once again expanded its UBS E-TRACS Exchange Traded Notes (ETNs) platform by adding the new UBS E-TRACS Alerian Natural Gas MLP Index. It began trading today on NYSE Arca under the ticker symbol, MLPG, and provides exposure to an equal weighted portfolio of Master Limited Partnerships (MLPs) focused on natural gas infrastructure through a single investment.

UBS E-TRACS belong to an innovative class of investment products offering access to markets and strategies that had not previously been readily available to individual investors, and offer unique diversification opportunities in a number of different sectors.

“UBS has brought unique ETNs to market since we launched the UBS E-TRACS platform two years ago. UBS E-TRACS Alerian Natural Gas MLP Index is UBS’s 15th ETN on our E-TRACS platform and our third MLP ETN with Alerian,” said Christopher Yeagley, Managing Director and US Head of Equity Structured Products. “Alerian has been the ideal partner to work with in creating MLP products. This ground-breaking new ETN, accompanied by UBS’s existing ETNs linked to Alerian indexes, now gives clients access to a well-rounded and far-reaching spectrum of MLPs.”

A Master Limited Partnership (MLP) is a publicly traded limited partnership that unites the tax advantages of a partnership with the liquidity of a publicly traded stock. The Alerian Natural Gas MLP Index is an equal-weighted composite of the 15 largest natural gas infrastructure MLPs, and pays a variable coupon linked to the distributions associated with the underlying constituents. The index provides investors with a benchmark for the infrastructure component of the natural gas industry.

UBS has 14 other existing E-TRACS ETNs – 10 that track the performance of various UBS Bloomberg CMCI indexes, like platinum, silver, gold, livestock, food, etc; one that tracks the total return of the Dow Jones-UBS Commodity Index; one that is linked to the S&P 500 Gold Hedged Index; one linked to the Alerian MLP Infrastructure Index; and one linked to 2x Leveraged Alerian MLP Infrastructure Index.

UBS E-TRACs are senior unsecured notes issued by UBS AG, are traded like any other security on NYSE Arca, and can be bought and sold through a broker or financial advisor. For more information about UBS E-TRACs, please visit www.ubs.com/e-tracs.

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The contents of any website referred to in this free writing prospectus are not part of, or incorporated by reference in, this free writing prospectus. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275).

Alerian MLP Infrastructure Index, Alerian Natural Gas MLP Index, Alerian MLP Infrastructure Total Return Index, Alerian Natural Gas MLP Total Return Index, AMZI and ANGI are trademarks of Alerian and their use is granted under a license from Alerian.

About UBS

Headquartered in Zurich and Basel, Switzerland, UBS is a client-focused financial services firm that offers a combination of wealth management, asset management and investment banking services on a global and regional basis. By delivering a full range of advice, products and services to its private, corporate and institutional clients, UBS aims to generate sustainable earnings, create value for its shareholders, and become the choice of clients worldwide.

UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 37% of its employees working in the Americas, 37% in Switzerland, 16% in the rest of Europe and 10% in Asia Pacific. UBS employs about 64,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

Inquiries: Kelly Smith of UBS at +1-212-882-5699 or kelly.smith@ubs.com